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                                July 21, 2022

       Neal West
       Executive Vice President and Chief Financial Officer
       Kaiser Aluminum Corp.
       27422 Portola Parkway, Suite 200
       Foothill Ranch , California 92610-2831

                                                        Re: Kaiser Aluminum
Corp
                                                            Form 10-K for the
year ended December 31, 2021
                                                            Form 8-K filed
April 20, 2022
                                                            File No. 1-09447

       Dear Mr. West:

              We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to these comments, we may have additional comments.

       Form 10-K for the year ended December 31, 2021

       Management's Discussion and Analysis of Financial Condition and Results of Operations
       Results of Operations
       Fiscal 2021 Summary
       Cost of Products Sold, page 32

   1. We note you disclose 'higher hedged metal prices' as a driver of increased cost of products sold. You further
disclose that the "increase in net manufacturing conversion and other costs was primarily due
to the addition of Packaging and additional overhead associated with the related
increase in volume, as well as higher labor, energy, freight, benefit and metal cost driven by
supply chain inefficiencies, inflation and labor shortages." In future filings, please expand
to identify the principal factors contributing to the inflationary pressures the company
has experienced and clarify the resulting impact to the company.
                                                        In addition, please
also identify initiatives planned or taken, if any, to mitigate inflationary pressures.
 Neal West
FirstName  LastNameNeal
Kaiser Aluminum  Corp. West
Comapany
July       NameKaiser Aluminum Corp.
     21, 2022
July 21,
Page  2 2022 Page 2
FirstName LastName
Select Operational and Financial Information, page 33

2.       We note your disclosure of Value Added Revenue or    VAR    which
appears to be
         calculated as Net Sales less Hedged Cost of Alloyed Metal. We also note from your disclosure on page 30 that Hedged Cost of Alloyed Metal refers to the cost of aluminum at the average Midwest Transaction Price plus the cost of alloying elements and any realized gains and/or losses on settled hedges related to the metal sold in the reference period.
         Please clarify the nature of the items included in the Hedged Cost of Alloyed Metal. In doing so, specify if the entire amount represents true pass-through costs to the customer and clarify, if true, that this amount has no impact on the dollar amount of your gross profit. In this regard we note your disclosures on page 9 and elsewhere in your filing that
         you    generally    are able to pass through costs of aluminum and
other alloyed metals.
         Please advise.
Notes to the Financial Statements
Note 9. Debt and Credit Facility, page 78

3. Please revise to include disclosure of the combined aggregate amount of maturities and sinking fund requirements for all long-term debt borrowings for each of the five years following the date of the latest balance sheet presented. See guidance in ASC 470-10-50-
         1.
Form 8-K filed April 20, 2022

Exhibit 99.1
First Quarter 2022, page 2

4.       It appears that management has given your non-GAAP measure, Adjusted
EBITDA
         greater prominence than the comparable GAAP measure as you are discussing Adjusted
         EBITDA before reported net income in both the Management Summary section and the
         First Quarter 2022 discussion of your earnings release. Please revise future filings to give greater or equal prominence to the GAAP measures. Refer to Instruction 2 of Item 2.02 of
         Form 8-K, Item 10(e)(1)(i)(A) of Regulation S-K and Question 102.10 of the Division of
         Corporation Finance C&DIs on Non-GAAP Financial Measures.
       In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      You may contact Charles Eastman at (202) 551-3794 or Claire Erlanger at
(202) 551-
3301 with any questions.



                                                               Sincerely,
 Neal West
Kaiser Aluminum Corp.
July 21, 2022
Page 3
FirstName LastNameNeal West
Comapany NameKaiser Aluminum Corp.
                                     Division of Corporation Finance
July 21, 2022 Page 3                 Office of Manufacturing
FirstName LastName